UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Kaisa Group Holdings Ltd.

(Issuer)

Chang Ye Investment Company Limited

Da Hua Investment Company Limited

Dong Chang Investment Company Limited

Dong Sheng Investment Company Limited

Guang Feng Investment Company Limited

Heng Chang Investment Company Limited

Jie Feng Investment Company Limited

Jin Chang Investment Company Limited

Rong Hui Investment Company Limited

Rui Jing Investment Company Limited

Tai He Xiang Investment Company Limited

Xie Mao Investment Company Limited

Ye Chang Investment Company Limited

Zheng Zhong Tian Investment Company Limited

Tai He Sheng Investment Company Limited

Tai An Da Investment Company Limited

Tai Chang Jian Investment Company Limited

Tai Chong Fa Investment Company Limited

Tai Chong Li Investment Company Limited

Bakai Investments Limited

Yifa Trading Limited

Advance Guard Investments Limited

Victor Select Limited

Central Broad Limited

Guo Cheng Investments Limited

Ri Xiang Investments Limited

Yin Jia Investments Limited

Kaisa Investment Consulting Limited

Cornwell Holdings (Hong Kong) Limited

Goldenform Company Limited

Hong Kong Jililong Industry Co., Limited

Kaisa Holdings Limited

Leisure Land Hotel Management (China) Limited

Regal Silver Manufacturing Limited

Success Take International Limited

Woodland Height Holdings Limited

Yi Qing Investment Company Limited

Yong Rui Xiang Investment Company Limited

Zhan Zheng Consulting Company Limited

Kaisa Investment (China) Limited

Wan Rui Fa Investment Company Limited

Wan Rui Chang Investment Company Limited

Wan Tai Chang Investment Company Limited

Wan Jin Chang Investment Company Limited

Multi-Shiner Limited

Hong Kong Kaisa Industry Co., Limited

Bakai Investments (Hong Kong) Limited

Topway Asia Group Limited

Kaisa Finance Holdings Limited

Hong Kong Kaisa Trading Limited

Hong Kong Wanyuchang Trading Limited

Hong Kong Zhaoruijing Trading Limited

Profit Victor Investments (Hong Kong) Limited

Central Broad (Hong Kong) Investment Limited

Guo Cheng (Hong Kong) Investment Limited

Ri Xiang (Hong Kong) Investment Limited

Yin Jia (Hong Kong) Investment Limited

Jet Smart Global Development Limited

Apex Walk Limited

Vast Wave Limited

Xian Zhang Limited

Rich Tech Hong Kong Investment Limited

Apex Walk (Hong Kong) Limited

Vast Wave (Hong Kong) Limited

Xian Zhang (Hong Kong) Limited

Fulbright Financial Group (Enterprise) Limited

Fulbright Financial Group (Development) Limited

Fulbright Financial Group (Hong Kong) Limited

(Guarantors)

(Name of Applicants)

Suite 2001, 20th Floor

Two International Finance Centre

8 Finance Street, Central

Hong Kong

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Series A Variable Rate Senior Notes Due December 31, 2019	Up to aggregate principal amount of $294,181,104 plus any additional principal issuable as interest payable until the Exchange Date (as defined herein)*

Series B Variable Rate Senior Notes Due June 30, 2020	Up to aggregate principal amount of $529,525,988, plus any additional principal issuable as interest payable until the Exchange Date (as defined herein)*

Series C Variable Rate Senior Notes Due December 31, 2020	Up to aggregate principal amount of $647,198,430, plus any additional principal issuable as interest payable until the Exchange Date (as defined herein)*

Series D Variable Rate Senior Notes Due June 30, 2021	Up to aggregate principal amount of $706,034,651, plus any additional principal issuable as interest payable until the Exchange Date (as defined herein)*

Series E Variable Rate Senior Notes Due December 31, 2021	Up to aggregate principal amount of $764,870,872, plus any additional principal issuable as interest payable until the Exchange Date (as defined herein)*

Variable Rate Mandatorily Exchangeable Bonds Due December 31, 2019	Up to aggregate principal amount of $251,633,484, plus any additional principal issuable as interest payable until the Exchange Date (as defined herein)†

Contingent Value Rights Interests	Up to aggregate principal amount of $200,711,700‡

*	The actual aggregate principal amounts to be issued pursuant to the Indentures (as defined herein) may differ from the amounts shown above and depend upon certain elections to be made by the scheme creditors of the Issuer and the applicable currency exchange rates in effect on the Exchange Date (as defined herein).
†	The actual aggregate principal amount to be issued pursuant to the Trust Deed (as defined herein) may differ from the amounts shown above and depends upon certain elections to be made by the scheme creditors of the Issuer and the applicable currency exchange rates in effect on the Exchange Date (as defined herein).
‡	The actual aggregate principal amount to be issued pursuant to the CVR Agreement (as defined herein) may differ from the amounts shown above and depends certain elections to be made by the scheme creditors of the Issuer and the applicable currency exchange rates in effect on the Exchange Date (as defined herein).

Approximate date of proposed public offering:

On the Exchange Date as referred to herein

Name and registered address of agent for service:	With a copies to:

National Corporate Research, Ltd. 10 East 40th Street, 10th Floor New York, New York 10016 Telephone: 212-947-7200	Tanner De Witt Solicitors 1806, Tower Two, Lippo Centre 89 Queensway Hong Kong Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong

The Applicants (as defined herein) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

GENERAL

1. General Information.

Kaisa Group Holdings Ltd. (the “Company”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
Chang Ye Investment Company Limited	A corporation	British Virgin Islands

Da Hua Investment Company Limited	A corporation	British Virgin Islands

Dong Chang Investment Company Limited	A corporation	British Virgin Islands

Dong Sheng Investment Company Limited	A corporation	British Virgin Islands

Guang Feng Investment Company Limited	A corporation	British Virgin Islands

Heng Chang Investment Company Limited	A corporation	British Virgin Islands

Jie Feng Investment Company Limited	A corporation	British Virgin Islands

Jin Chang Investment Company Limited	A corporation	British Virgin Islands

Rong Hui Investment Company Limited	A corporation	British Virgin Islands

Rui Jing Investment Company Limited	A corporation	British Virgin Islands

Tai He Xiang Investment Company Limited	A corporation	British Virgin Islands

Xie Mao Investment Company Limited	A corporation	British Virgin Islands

Ye Chang Investment Company Limited	A corporation	British Virgin Islands

Zheng Zhong Tian Investment Company Limited	A corporation	British Virgin Islands

Tai He Sheng Investment Company Limited	A corporation	British Virgin Islands

Tai An Da Investment Company Limited	A corporation	British Virgin Islands

Tai Chang Jian Investment Company Limited	A corporation	British Virgin Islands

Tai Chong Fa Investment Company Limited	A corporation	British Virgin Islands

Tai Chong Li Investment Company Limited	A corporation	British Virgin Islands

Bakai Investments Limited	A corporation	British Virgin Islands

Yifa Trading Limited	A corporation	British Virgin Islands

Advance Guard Investments Limited	A corporation	British Virgin Islands

Victor Select Limited	A corporation	British Virgin Islands

Central Broad Limited	A corporation	British Virgin Islands

Guo Cheng Investments Limited	A corporation	British Virgin Islands

Ri Xiang Investments Limited	A corporation	British Virgin Islands

Yin Jia Investments Limited	A corporation	British Virgin Islands

Kaisa Investment Consulting Limited	A private company limited by shares	Hong Kong

Cornwell Holdings (Hong Kong) Limited	A private company limited by shares	Hong Kong

Goldenform Company Limited	A private company limited by shares	Hong Kong

Hong Kong Jililong Industry Co., Limited	A private company limited by shares	Hong Kong

Kaisa Holdings Limited	A private company limited by shares	Hong Kong

Leisure Land Hotel Management (China) Limited	A private company limited by shares	Hong Kong

Regal Silver Manufacturing Limited	A private company limited by shares	Hong Kong

Success Take International Limited	A private company limited by shares	Hong Kong

Woodland Height Holdings Limited	A private company limited by shares	Hong Kong

Yi Qing Investment Company Limited	A private company limited by shares	Hong Kong

Yong Rui Xiang Investment Company Limited	A private company limited by shares	Hong Kong

Zhan Zheng Consulting Company Limited	A private company limited by shares	Hong Kong

Kaisa Investment (China) Limited	A private company limited by shares	Hong Kong

Wan Rui Fa Investment Company Limited	A private company limited by shares	Hong Kong

Wan Rui Chang Investment Company Limited	A private company limited by shares	Hong Kong

Wan Tai Chang Investment Company Limited	A private company limited by shares	Hong Kong

Wan Jin Chang Investment Company Limited	A private company limited by shares	Hong Kong

Multi-Shiner Limited	A private company limited by shares	Hong Kong

Hong Kong Kaisa Industry Co., Limited	A private company limited by shares	Hong Kong

Bakai Investments (Hong Kong) Limited	A private company limited by shares	Hong Kong

Topway Asia Group Limited	A private company limited by shares	Hong Kong

Kaisa Finance Holdings Limited	A private company limited by shares	Hong Kong

Hong Kong Kaisa Trading Limited	A private company limited by shares	Hong Kong

Hong Kong Wanyuchang Trading Limited	A private company limited by shares	Hong Kong

Hong Kong Zhaoruijing Trading Limited	A private company limited by shares	Hong Kong

Profit Victor Investments (Hong Kong) Limited	A private company limited by shares	Hong Kong

Central Broad (Hong Kong) Investment Limited	A private company limited by shares	Hong Kong

Guo Cheng (Hong Kong) Investment Limited	A private company limited by shares	Hong Kong

Ri Xiang (Hong Kong) Investment Limited	A private company limited by shares	Hong Kong

Yin Jia (Hong Kong) Investment Limited	A private company limited by shares	Hong Kong

Jet Smart Global Development Limited	A corporation	British Virgin Islands

Apex Walk Limited	A corporation	British Virgin Islands

Vast Wave Limited	A corporation	British Virgin Islands

Xian Zhang Limited	A corporation	British Virgin Islands

Rich Tech Hong Kong Investment Limited	A private company limited by shares	Hong Kong

Apex Walk (Hong Kong) Limited	A private company limited by shares	Hong Kong

Vast Wave (Hong Kong) Limited	A private company limited by shares	Hong Kong

Xian Zhang (Hong Kong) Limited	A private company limited by shares	Hong Kong

Fulbright Financial Group (Enterprise) Limited	A corporation	British Virgin Islands

Fulbright Financial Group (Development) Limited	A corporation	British Virgin Islands

Fulbright Financial Group (Hong Kong) Limited	A private company limited by shares	Hong Kong

2. Securities Act Exemption Applicable.

The Applicants intend to effect a restructuring by way of: (i) the schemes of arrangements under Section 86 of the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Scheme”) between and among the Issuer and the scheme creditors therein, and (ii) the schemes of arrangement under Section 673 of the Companies Ordinance (Cap 622) of Hong Kong (the “Hong Kong Scheme”, and together with the Cayman Scheme, the “Schemes”) between the Issuer and the scheme creditors therein, pursuant to which the Issuer is offering the Scheme Consideration (as defined below), in exchange for all of the scheme creditors’ rights, title and interest in and to all amounts owing on account of principal pursuant to and under the following (the “Scheme Claims”):

a.	the Company’s:

i.	RMB1,800,000,000 6.875% Senior Notes due 2016;

ii.	$250,000,000 12.875% Senior Notes due 2017;

iii.	$550,000,000 8.875% Senior Notes due 2018;

iv.	$400,000,000 9.00% Senior Notes due 2019; and

v.	$500,000,000 10.25% Senior Notes due 2020;

b.	the Company’s RMB1,500,000,000 USD-Settled 8% Convertible Bonds due 2015; and

c.	(i) the HK$400,000,000 term loan made available to the Company pursuant to a facility agreement dated August 2, 2013, as amended, supplemented and modified from time to time, among the Company as borrower, certain subsidiaries of the Company as guarantors and The Hongkong and Shanghai Banking Corporation Limited, and (ii) the HK$250,000,000 term loan made available to the Company pursuant to a facility agreement dated September 2, 2013, as amended, supplemented or modified from time to time, among the Company as borrower, certain subsidiaries of the Company as guarantors and Industrial and Commercial Bank of China (Asia) Limited.

The “Scheme Consideration” is comprised of, at the election of each scheme creditor, one or more of the following securities:

a.	new high-yield notes:

i.	variable rate senior notes due December 31, 2019, in a principal amount equal to 10% of all New HY Notes issued;

ii.	variable rate senior notes due June 30, 2020, in a principal amount equal to 18% of all New HY Notes issued;

iii.	variable rate senior notes due December 31, 2020, in a principal amount equal to 22% of all New HY Notes issued;

iv.	variable rate senior notes due June 30, 2021, in a principal amount equal to 24% of all New HY Notes issued; and

v.	variable rate senior notes due December 31, 2021, in a principal amount equal to 26% of all New HY Notes issued,

(together, the “New HY Notes”);

b.	variable rate mandatorily exchangeable bonds due December 31, 2019 (the “Mandatorily Exchangeable Bonds”); and

c.	contingent value rights (the “CVRs”).

Each series of the New HY Notes will be issued under a secured notes indenture, by and among the Company, Wilmington Trust, National Association, as trustee, and the Applicants named therein as guarantors (together the “Indentures”) to be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), by this application for qualification (this “Application”) to be qualified under the Trust Indenture Act.

The Mandatorily Exchangeable Bonds will be issued under a trust deed by and among the Company, U.S. Bank National Association, as trustee, and the Applicants named therein as guarantors (the “Trust Deed”) to be qualified under the Trust Indenture Act by this Application.

The CVRs will be issued under the contingent value rights agreement by and among the Company, U.S. Bank National Association, as trustee (the “CVR Agreement”) to be qualified under the Trust Indenture Act by this Application.

For purposes herein, the terms “Trust Deed” and “CVR Agreement” shall have the same meaning as “indenture” as defined under Section 303(a)(7) of the Trust Indenture Act.

The Issuer represents that none of the Scheme Consideration has been issued and covenants that none of the Scheme Consideration will be issued prior to this Application being declared effective. This Application, the Indentures, the Trust Deed and the CVR Agreement may be amended prior to such effectiveness as part of the qualification process in order to comply with requirements of the Trust Indenture Act or the U.S. Securities and Exchange Commission. For more detailed information on the Indentures, the Trust Deed and the CVR Agreement, see Item 8 of this Application.

The Scheme Consideration is being offering by the Company in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for, in relevant part:

“… any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the explanatory statement and incorporated herein by reference to Exhibit T3E (the “Explanatory Statement”), each of these elements will be satisfied in connection with the issuance of the Scheme Consideration.

(a) Exchange of Securities: Pursuant to the Schemes, the Scheme Consideration and the related guarantees will be issued in exchange for the Scheme Claims.

(b) Fairness Hearing: Respective meetings of the scheme creditors and shareholders of the Company will be held for the purpose of voting on the Schemes (collectively, the “Meetings”). It is expected that, shortly after the Meetings, an application will be made to the Grand Court of the Cayman Islands (the “Cayman Court”) for a hearing for the purpose of obtaining a final order of the Cayman Court approving the Cayman Scheme (the “Cayman Fairness Hearing”) based on, among other things, fairness of the Cayman Scheme. In addition, it is expected that, shortly after the Meetings, an application will be made to the The High Court of Hong Kong (the “Hong Kong Court”) for the purpose of obtaining a final order of the Hong Kong Court approving the Hong Kong Scheme (the “Hong Kong Fairness Hearing” and, together with the Cayman Fairness Hearing, the “Fairness Hearings”) based on, among other things, fairness of the Hong Kong Scheme.

Notice of the date and time of the Fairness Hearings has been provided to all scheme creditors in the Explanatory Statement. Any scheme creditor or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the relevant court and serving upon the solicitors of the Issuer a notice of appearance and satisfying any other requirements of the relevant court.

(c) Court Approval: The Schemes are subject to the approval of the Cayman Court and Hong Kong Court, as applicable. It is anticipated that the Cayman Court and Hong Kong Court will rule respectively, on the fairness of the Cayman Scheme and Hong Kong Scheme to the affected securityholders. Each of the Cayman Court and Hong Kong Court has been or will be advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

On the date on which the Schemes have been sanctioned by the Cayman Court and Hong Kong Court (the “Exchange Date”), the Company will issue the New HY Notes, the CVRs, and the Mandatorily Exchangeable Bonds to its scheme creditors, through the applicable depositaries and intermediaries, in accordance with the terms of the Schemes.

AFFILIATIONS

3. Affiliates.

A chart of the direct or indirect subsidiaries of the Applicants is contained in Exhibit T3H and incorporated by reference herein.

Except as otherwise disclosed above, the Company expects all of these entities to exist upon consummation of the Schemes, in the ownership structure shown above. Additional entities may be formed in connection with the consummation of the Schemes or thereafter.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The Company

The directors and executive officers of the Company are the following individuals.

Name	Office

Mr. Kwok Ying Shing	Executive Director

Mr. Sun Yuenan	Executive Director

Mr. Zheng Yi	Executive Director

Mr. Yu Jianqing	Executive Director

Mr. Lei Fugui	Executive Director

Ms. Chen Shaohuan	Non-executive Director

Mr. Zhang Yizhao	Independent non-executive Director

Mr. Rao Yong	Independent non-executive Director

The Guarantors

The directors and executive officers of each of the following Guarantors: Chang Ye Investment Company Limited, Da Hua Investment Company Limited, Dong Chang Investment Company Limited, Dong Sheng Investment Company Limited, Guang Feng Investment Company Limited, Heng Chang Investment Company Limited, Jie Feng Investment Company Limited, Jin Chang Investment Company Limited, Rong Hui Investment Company Limited, Rui Jing Investment Company Limited, Tai He Xiang Investment Company Limited, Tai He Xiang Investment Company Limited, Ye Chang Investment Company Limited, Zheng Zhong Tian Investment Company Limited, Tai He Sheng Investment Company Limited, Tai An Da Investment Company Limited, Tai Chang Jian Investment Company Limited, Tai Chong Fa Investment Company Limited, Tai Chong Li Investment Company Limited, Bakai Investments Limited, Yifa Trading Limited, Advance Guard Investments Limited, Victor Select Limited, Central Broad Limited, Guo Cheng Investments Limited, Ri Xiang Investments Limited, Yin Jia Investments Limited, Kaisa Investment Consulting Limited, Cornwell Holdings (Hong Kong) Limited, Goldenform Company Limited, Hong Kong Jililong Industry Co., Limited, Leisure Land Hotel Management (China) Limited, Regal Silver Manufacturing Limited, Success Take International Limited, Woodland Height Holdings Limited, Yi Qing Investment Company Limited, Yong Rui Xiang Investment Company Limited, Zhan Zheng Consulting Company Limited, Kaisa Investment (China) Limited, Wan Rui Fa Investment Company Limited, Wan Rui Chang Investment Company Limited, Wan Tai Chang Investment Company Limited, Wan Jin Chang Investment Company Limited, Multi-Shiner Limited, Hong Kong Kaisa Industry Co., Limited, Bakai Investments (Hong Kong) Limited, Topway Asia Group Limited, Kaisa Finance Holdings Limited, Hong Kong Kaisa Trading Limited, Hong Kong Wanyuchang Trading Limited, Hong Kong Zhaoruijing Trading Limited, Profit Victor Investments (Hong Kong) Limited, Central Broad (Hong Kong) Investment Limited, Guo Cheng (Hong Kong) Investment Limited, Ri Xiang (Hong Kong) Investment Limited, Yin Jia (Hong Kong) Investment Limited, Jet Smart Global Development Limited, Apex Walk Limited, Vast Wave Limited, Xian Zhang Limited, Rich Tech Hong Kong Investment Limited, Apex Walk (Hong Kong) Limited, Vast Wave (Hong Kong) Limited, Xian Zhang (Hong Kong) Limited, Fulbright Financial Group (Enterprise) Limited, Fulbright Financial Group (Development) Limited, Fulbright Financial Group (Hong Kong) Limited are the following individuals.

Name	Office

Li Haiming	Director

Zheng Yi	Director

The directors and executive officers of Kaisa Holdings Limited are the following individuals.

Name	Office

Sun Yuenan	Director

Zheng Yi	Director

Yu Jianqing	Director

5. Principal Owners of Voting Securities.

(a) The following tables set forth certain information regarding each person known to the Company to own 10% or more of the voting securities of each of the Applicants as of March 31, 2016.

(1) The Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Da Chang Investment Company Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	843,065,378	16.42%
Da Feng Investment Company Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	843,065,378	16.42%
Da Zheng Investment Company Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary Shares	843,065,377	16.41%
Fund Resources Investment Holding Group Company Limited Unit 2905, Far East Finance Centre, No.16 Harcout Road, Hong Kong	Ordinary shares	887,995,149	17.29%
Funde Sino Life Insurance Co., Ltd. 32nd Floor, The Fifth Tower, No. 6003 Yitian Road, Futian CBD, Shenzhen, 518048, Guangdong Province, PRC	Ordinary share	649,700,957	12.65%

(2) The Guarantors

Multi-Shiner Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tai Chang Jian Investment Company Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	70	70%
Huang Xiaogang No. 2, Lane 1, Xincuo, Denggang Village North, Denggang Town, JieDong, Guangdong, PRC	Ordinary shares	30	30%

Fulbright Financial Group (Enterprise) Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Jie Feng Investment Company Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	51	51%
Fulbright Financial Group (Development) Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	49	49%

The voting securities of the Guarantors other than those listed immediately above as of the date of this Application are wholly owned by the Company or a direct or indirect subsidiary of the Company, and the address of all such owners is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

UNDERWRITERS

6. Underwriters.

(a) There were no underwriters for any securities of any Applicant within the three years prior to the date hereof.

(b) There are no underwriters for the securities proposed to be offered.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company as of March 31, 2016.

(1) The Company

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$0.10 each	50,000,000,000	5,135,427,910

(2) The Guarantors

The following tables set forth certain information with respect to each authorized class of securities of Chang Ye Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Da Hua Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Dong Chang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Dong Sheng Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Guang Feng Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Heng Chang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Jie Feng Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	4

The following tables set forth certain information with respect to each authorized class of securities of Jin Chang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Rong Hui Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Rui Jing Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1,000

The following tables set forth certain information with respect to each authorized class of securities of Tai He Xiang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Xie Mao Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Ye Chang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Zheng Zhong Tian Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Tai He Sheng Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Tai An Da Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	$50,000	$2

The following tables set forth certain information with respect to each authorized class of securities of Tai Chang Jian Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Tai Chong Fa Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Tai Chong Li Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Bakai Investments Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	10,000

The following tables set forth certain information with respect to each authorized class of securities of Yifa Trading Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Advance Guard Investments Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Victor Select Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	10,000

The following tables set forth certain information with respect to each authorized class of securities of Central Broad Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	10,000

The following tables set forth certain information with respect to each authorized class of securities of Guo Cheng Investments Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Ri Xiang Investments Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Yin Jia Investments Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Kaisa Investment Consulting Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Cornwell Holdings (Hong Kong) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	2

The following tables set forth certain information with respect to each authorized class of securities of Goldenform Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	100
Deferred share of HK$1.00 each	N/A	10,000

The following tables set forth certain information with respect to each authorized class of securities of Hong Kong Jililong Industry Co., Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Kaisa Holdings Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	100,000

The following tables set forth certain information with respect to each authorized class of securities of Leisure Land Hotel Management (China) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	10,000

The following tables set forth certain information with respect to each authorized class of securities of Regal Silver Manufacturing Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	5,000

The following tables set forth certain information with respect to each authorized class of securities of Success Take International Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	100,000

The following tables set forth certain information with respect to each authorized class of securities of Woodland Height Holdings Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	100,000

The following tables set forth certain information with respect to each authorized class of securities of Yi Qing Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Yong Rui Xiang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Zhan Zheng Consulting Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Kaisa Investment (China) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Wan Rui Fa Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Wan Rui Chang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Wan Tai Chang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Wan Jin Chang Investment Company Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Multi-Shiner Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	100

The following tables set forth certain information with respect to each authorized class of securities of Hong Kong Kaisa Industry Co., Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Bakai Investments (Hong Kong) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Topway Asia Group Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Kaisa Finance Holdings Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Hong Kong Kaisa Trading Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Hong Kong Wanyuchang Trading Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Hong Kong Zhaoruijing Trading Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Profit Victor Investments (Hong Kong) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Central Broad (Hong Kong) Investment Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Guo Cheng (Hong Kong) Investment Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Ri Xiang (Hong Kong) Investment Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Yin Jia (Hong Kong) Investment Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Jet Smart Global Development Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Apex Walk Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Vast Wave Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Xian Zhang Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Rich Tech Hong Kong Investment Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Apex Walk (Hong Kong) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Vast Wave (Hong Kong) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Xian Zhang (Hong Kong) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

The following tables set forth certain information with respect to each authorized class of securities of Fulbright Financial Group (Enterprise) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	2

The following tables set forth certain information with respect to each authorized class of securities of Fulbright Financial Group (Development) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of $1.00 each	50,000	1

The following tables set forth certain information with respect to each authorized class of securities of Fulbright Financial Group (Hong Kong) Limited as of March 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	N/A	1

(b) Each holder of Ordinary Shares of the Applicant, both prior to an subsequent to the Exchange Date, is entitled to one vote for each such security held on all matters submitted to a vote of security holders.

INDENTURE SECURITIES, TRUST DEED SECURITIES AND CVR AGREEMENT SECURITIES

8. Analysis of Indentures, Trust Deed and CVR Agreement Provisions.

The following are general descriptions of certain provisions of the Indentures, the Trust Deed and the CVR Agreement, as indicated. The descriptions are qualified in their entirety by reference to the form of the relevant Indenture, Trust Deed or CVR Agreement, as applicable, which are filed as Exhibits T3C.1-T3C.7 hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the relevant Indenture, Trust Deed or CVR Agreement, as the case may be.

In respect of each of the Indentures:

(a)	Events of Default.

Each of the following events is an “Event of Default,” with respect to the New HY Notes, under the relevant Indenture:

(i)	default in the payment of principal of (or premium, if any, on) the Notes when due;

(ii)	default in the payment of interest on any Note when due, and such default continues for a period of 30 consecutive days;

(iii)	failure by the Company to comply with the obligations under the relevant Indenture in connection with certain merger events or events relating to the sale or transfer of all or substantially all of the assets of it and its Restricted Subsidiaries, on a consolidated basis, the failure by the Company to timely give notice of redemption and redeem or offer to purchase or purchase and pay for the Notes as required by the relevant Indenture, or the failure by the Company to create, or cause its Restricted Subsidiaries to create a Lien on the Collateral (subject to any Permitted Liens and the Intercreditor Agreement) in accordance with the relevant Indenture;

(iv)	the Company or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (i), (ii) or (iii) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(v)	there occurs with respect to any Indebtedness of the Company or any Restricted Subsidiary (other than a Subordinated Shareholder Loan) having an outstanding principal amount of $20.0 million or more in the aggregate for all such Indebtedness of all such Persons, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and/or (ii) a failure to make a principal payment when due;

(vi)	one or more final judgments or orders for the payment of money are rendered against the Company or any Restricted Subsidiary and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20.0 million (in excess of amounts which the Company’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(vii)	an involuntary case or other proceeding is commenced against the Company or any Significant Restricted Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Restricted Subsidiary or for any substantial part of the property and assets of the Company or any Significant Restricted Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days, or an order for relief is entered against the Company or any Significant Restricted Subsidiary under any applicable bankruptcy, insolvency or other similar law;

(viii)	the Company or any Significant Restricted Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Restricted Subsidiary, or for all or substantially all of the property and assets of the Company or any Significant Restricted Subsidiary, or (iii) effects any general assignment for the benefit of creditors;

(ix)	any Subsidiary Guarantor or JV Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee or JV Subsidiary Guarantee or, except as permitted by the relevant Indenture, any Subsidiary Guarantee or JV Subsidiary Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect;

(x)	any default by the Company or any Subsidiary Guarantor Pledgor in the performance of any of its obligations under the Security Documents or the relevant Indenture, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect;

(xi)	the Company or any Subsidiary Guarantor Pledgor denies or disaffirms its obligations under any Security Document or, other than in accordance with the relevant Indenture and the Security Documents, any Security Document ceases to be or is not in full force and effect or the Common Security Trustee on behalf of the Trustee and the Holders ceases to have a security interest in the Collateral (subject to any Permitted Liens and the Intercreditor Agreement);

(xii)	failure by the Company to file with The Stock Exchange of Hong Kong Limited copies of its financial statements (on a consolidated basis) in respect of the fiscal year ended December 31, 2014 (including a statement of income, balance sheet and cash flow statement) audited by a member of an internationally recognized firm of independent accountants on or before December 31, 2016, and such failure is not cured by March 31, 2017;

(xiii)	failure by the Company to make any payment (in cash or the Company’s ordinary shares) by the CVR Settlement Date following a CVR Triggering Event or following a Fundamental Change (as defined therein) by the date provided in the CVR Agreement pursuant to the terms of the CVR Agreement; and

(xiv)	suspension of the trading of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited or any other Qualified Exchange on which the Company’s ordinary shares are at any time listed for trading after lifting of the suspension of trading of such shares existing as of the Exchange Date, and such suspension continues for more than 30 consecutive Trading Days.

The Holders of at least a majority in aggregate principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may on behalf of all Holders waive all past defaults (other than a default in the payment of principal, premium or interest on the Notes) and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

(b)	Authentication and Delivery of New HY Notes.

All Notes will be issued accompanied by an Officers’ Certificate of the Company, directing their authentication and specifying the amount of Notes to be authenticated, the applicable rate at which interest will accrue on such Notes, the date on which the original issuance of such Notes is to be authenticated, the date from which interest will begin to accrue, the date or dates on which interest on such Notes will be payable and the date on which the principal of such Notes will be payable and other terms relating to such Notes, Subsidiary Guarantees and JV Subsidiary Guarantees (if any). The Registrar shall thereupon authenticate and deliver said Notes to or upon the written order of the Company (as set forth in such Officers’ Certificate). The Company will provide Opinions of Counsel to the Trustee confirming, among other things, that the issuance of Notes and the execution and delivery of the Indenture are duly authorized and the Notes constitute legal, valid, binding and enforceable obligations of the Company.

(c)	Release of Security.

(i)	Subject to the Intercreditor Agreement, and satisfaction of all relevant conditions precedent, the security created in respect of the Collateral granted under the Security Documents may be released in the following circumstances:

A.	upon repayment in full of the Notes;

B.	upon defeasance and discharge of the Notes in accordance with the terms of the relevant Indenture;

C.	upon certain dispositions of certain types of the Collateral in accordance with the terms of the relevant Indenture;

D.	with respect to security granted by a Subsidiary Guarantor Pledgor, upon the release of the Subsidiary Guarantee of such Subsidiary Guarantor Pledgor in accordance with the terms of the relevant Indenture;

E.	with respect to a Subsidiary Guarantor that becomes a New Non-Guarantor Subsidiary, the release of the pledge of Capital Stock made by the Company or any Subsidiary Guarantor over the shares it owns in such New Non-Guarantor Subsidiary;

F.	in connection with and upon execution of a JV Subsidiary Guarantee to replace a Subsidiary Guarantee with respect to all pledges of Capital Stock granted by such JV Subsidiary Guarantor or its Subsidiaries in its direct and indirect Subsidiaries, in accordance with the terms of the relevant Indenture;

G.	with respect to any pledge over any Capital Stock of any Subsidiary Guarantor or JV Subsidiary Guarantor, upon the designation by the Company of such Subsidiary Guarantor or JV Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of the relevant Indenture; or

H.	in whole or in part, with the requisite consent of the Holders.

(ii)	Upon written request of the Company or any Subsidiary Guarantor, in connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by the relevant Indenture, the Trustee shall (without notice to, or vote or consent of, any Holder) take such actions as shall be required to permit the Common Security Trustee to release its security interest in any Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with the relevant Indenture, the Intercreditor Agreement and the Security Documents and the Trustee shall receive full payment therefor from the Company for any costs or expenses incurred thereby.

(iii)	Any release of Collateral shall not be deemed to impair the Lien under the Security Documents or the Collateral thereunder in contravention of the provisions of the relevant Indenture, the Intercreditor Agreement or the Security Documents.

(iv)	No purchaser or grantee of any property or rights purporting to be released from the relevant Indenture shall be bound to ascertain the authority of the Trustee to execute the release or to inquire as to the existence of any conditions prescribed in the relevant Indenture for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by the relevant Indenture to be sold or otherwise disposed of by the Company and the Subsidiary Guarantors be under any obligation to ascertain or inquire into the authority of the Company or any Subsidiary Guarantor to make such sale or other disposition.

(v)	No release and discharge of the Security will be effective against the Trustee, the Common Security Trustee, any Agent or the Holders of Notes until the Company shall have delivered to the Trustee and the Common Security Trustee an Officers’ Certificate stating that all conditions precedent under the relevant Indenture, the Intercreditor Agreement and the relevant Security Documents, as applicable, to such release and discharge have been met and that such release and discharge is authorized and permitted under the relevant Indenture, the Intercreditor Agreement and the Security Documents and an Opinion of Counsel stating that all conditions precedent to such release have been met.

(d)	Satisfaction and Discharge.

The Company shall be deemed to have paid and shall be discharged from any and all obligations in respect of the Notes, on the 183rd day after the deposit referred to in clause (i) of below has been made and the provisions of the relevant Indenture and the Security Documents will no longer be in effect with respect to the Notes, except as to (1) rights of registration of transfer and exchange, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (3) obligations to maintain paying agencies, (4) the rights of the Holders as beneficiaries with respect to the monies so deposited with the Trustee payable to all or any of them and (5) the compensation and indemnification obligations of the Company, the Subsidiary Guarantors and JV Subsidiary Guarantors under the relevant Indenture; provided that the following conditions shall have been satisfied:

(i)	the Company has (A) deposited with the Trustee, in trust, money in U.S. dollars and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in U.S. dollars in an amount sufficient without consideration of investment or reinvestment to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the relevant Indenture and the Notes and (B) delivered to the Trustee an Opinion of Counsel or a certificate of an internationally recognized firm of independent accountants to the effect that the amount deposited by the Company is sufficient to provide payment for the principal of, premium, if any, and accrued interest on, the Notes on the Stated Maturity of such payment in accordance with the terms of the relevant Indenture;

(ii)	the Company has delivered to the Trustee (1) either (x) an Opinion of Counsel of recognized standing in the United States with respect to U.S. federal tax laws which is based on a change in applicable U.S. federal income tax law occurring after the Exchange Date to the effect that beneficial owners will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Company’s exercise of its option under the relevant Indenture and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, or (y) a ruling directed to the Trustee received from the U.S. Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, and (2) an Opinion of Counsel of recognized international standing to the effect that the creation of the defeasance trust does not violate the U.S. Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law; and

(iii)	immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 183rd day after the date of such deposit, and such defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound.

(e)	Evidence of Compliance with Conditions and Covenants.

So long as any of the Notes remain outstanding, the Company will provide to the Trustee (i) within 120 days after the close of each fiscal year ending after the Exchange Date, an Officers’ Certificate stating the Fixed Charge Coverage Ratio with respect to the four most recent fiscal quarter periods and showing in reasonable detail the calculation of the Fixed Charge Coverage Ratio, including the arithmetic computations of each component of the Fixed Charge Coverage Ratio, together with a certificate from the Company’s external auditors verifying the accuracy and correctness of the calculation and arithmetic computation, provided that the Company shall not be required to provide such auditor certification if its external auditors refuse to provide such certification as a result of a policy of such external auditors not to provide such certification and such refusal is notified in writing to the Trustee in an Officers’ Certificate of the Company; and (ii) as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of such Default, and the action which the Company proposes to take with respect thereto.

In respect of the Trust Deed:

(a)	Events of Default.

Each of the following events is an “Event of Default,” with respect to the Mandatorily Exchangeable Bonds, under the Trust Deed, upon the occurrence of which the Bond Trustee at its sole discretion may, and if so requested in writing by the holders of not less than 25% in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall, demand repayment:

(i)	a default in the payment of principal of (or premium, if any, on) the Bonds when due;

(ii)	a default in the payment of interest on any Bond when due, and such default continues for a period of 30 consecutive days;

(iii)	failure by the Company to make any payment (in cash or Shares) by the CVR Settlement Date following a CVR Triggering Event pursuant to the CVR Agreement;

(iv)	the Company or, as the case may be, any Subsidiary Guarantor does not perform or comply with one or more of its other obligations in the Bonds, the Trust Deed which default is incapable of remedy or, if capable of remedy, is not remedied within 30 consecutive days after written notice of such default shall have been given to the Company by the Bond Trustee or the Holders;

(v)	there occurs with respect to any indebtedness of the Issuer or its Subsidiaries (other than a Subordinated Shareholder Loan) having an outstanding principal amount of $20.0 million or more in the aggregate for all such indebtedness of all such persons, whether such indebtedness existing as at the Issue Date or shall thereafter be created, (a) an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and/or (b) a failure to make a principal payment when due;

(vi)	one or more final judgments or orders for the payment of money are rendered against the Company or any of its Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $20.0 million (in excess of amounts which the Issuer’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(vii)	an involuntary case or other proceeding is commenced against the Company or any Significant Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for any substantial part of the property or assets of the Company or any Significant Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days, or an order for relief is entered against the Company or any Significant Subsidiary under any applicable bankruptcy, insolvency or other similar laws;

(viii)	the Company or any Significant Subsidiary (a) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law, or consents to the entry of an order for relief in an involuntary case under any such law, (b) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary, or for all or substantially all of the property and assets of the Company or any Significant Subsidiary, or (c) effects any general assignment for the benefit of creditors;

(ix)	any Subsidiary Guarantor denies or disaffirms its obligations under the Guarantee or, except as permitted by the Trust Deed, the Guarantee becomes unenforceable or invalid or shall for any reason ceases to be in full force and effect;

(x)	any default by the Company or any Subsidiary Guarantor Pledgor in the performance of any of its obligations under the Security Documents or the Trust Deed, which adversely affects the enforceability, validity, perfection or priority of the applicable Security on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect;

(xi)	the Company or any Subsidiary Guarantor Pledgor disaffirms its obligations under any Security Document or, other than in accordance with the Trust Deed and the Security Documents, any Security Document ceases to be or is not in full force and effect or the Common Security Trustee ceases to have a security interest in the Collateral (subject to any security interest permitted under the Trust Deed and the Intercreditor Agreement for the benefit of the Bond Trustee and the Bondholders);

(xii)	failure by the Company to file with the Hong Kong Stock Exchange copies of its financial statements (on a consolidated basis) in respect of the fiscal year ended December 31, 2014 (including a statement of income, balance sheet and cash flow statement) audited by a member of an internationally recognized firm of independent accountants on or before December 31, 2016 and such failure is not cured by March 31, 2017;

(xiii)	suspension of the trading of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited or Alternative Stock Exchange on which the Company’s ordinary shares are at any time listed for trading after resumption of trading of such shares which are suspended as of the Notes Exchange Date, and such suspension continues for more than 30 consecutive Trading Days; and

(xiv)	failure of the Shareholder Resolutions to be passed within 60 days of the resumption of trading of the Shares which are suspended as of the Notes Exchange Date, and such failure continues for a period of 30 consecutive days, provided that, in the case of any such event other than those described in paragraphs (i), (ii), (iii), (iv), (vi), and in relation to the Issuer only, (viii) and (ix), the Bond Trustee shall have certified in writing to the Issuer that such event is in its opinion materially prejudicial to the interest of Bondholders.

(b)	Authentication and Delivery of the Mandatorily Exchangeable Bonds.

A Global Certificate will be issued in respect of the aggregate principal amount of the Bonds and the Company will procure the Registrar to make such entries of Bonds in the register of Bondholders as appropriate. The Global Certificate will be registered in the name of a nominee of the common depositary for Euroclear and Clearstream. The Company will procure the Registrar to make such entries in the register of Bondholders as are appropriate to reflect any increase in the principal amount of the Bonds from time to time to reflect the capitalization of Interest Arrears on the Issue Date and the capitalization of PIK Interest from time to time subject to and in accordance with the terms of the Mandatorily Exchangeable Bonds.

Immediately before issue of the Bonds, the Company will deliver to the Registrar a duly executed Global Certificate representing the Bonds. The Registrar shall record the name of the nominee of the common depositary on the Register correctly, authenticate the Global Certificate upon the written order of the Company and arrange for its delivery, to a common depositary for Euroclear and Clearstream. Any transfer or exchange of an interest in the Bonds evidenced by the Global Certificate shall be effected in accordance with the rules and procedures of Euroclear or Clearstream or any relevant Alternative Clearing System, as applicable.

(c)	Release of Guarantee Security.

Subject to the Intercreditor Agreement,

(i)	all of the Bonds have been redeemed, exchanged or purchased and cancelled in full, the Bond Trustee shall forthwith release and discharge the Guarantee and instruct the Common Security Trustee to forthwith release and discharge the Security in respect of all of the Collateral securing, or purported to be securing, the Bonds in accordance with the relevant Security Documents; and

(ii)	the Security in respect of any Collateral granted in relation to the Notes and the Indentures is released and discharged pursuant to the Indentures, the Bond Trustee shall forthwith instruct the Common Security Trustee to forthwith release and discharge the Security in respect of such Collateral which has only been granted in relation to the Bonds and the Trust Deed in accordance with the relevant Security Documents, provided that (a) any such release and discharge shall be carried out in accordance with the provisions of the Security Documents as soon as reasonably practicable, and (b) no release and discharge of the Security will be effective against the Bond Trustee or the Bondholders until the Company shall have delivered to the Bond Trustee (i) an officers’ certificate stating that all conditions precedent provided for in the Intercreditor Agreement and the Security Documents relating to such release and discharge have been complied with and that such release and discharge is authorized and permitted under the Trust Deed and the Security Documents and (ii) a certificate of fair value in accordance with the requirements of Section 314(d) the Trust Indenture Act, or a certificate signed by two duly authorized officers of the Company stating that Section 314(d) is not applicable.

(d)	Redemption at Maturity.

Unless previously redeemed, exchanged or purchased and cancelled as provided in the Trust Deed, the Company will redeem each Bond at its principal amount together with unpaid accrued interest thereon on 31 December 2019 (the “Original Maturity Date”), provided that the Issuer may elect to redeem each Bond at its principal amount together with unpaid accrued interest thereon on 31 December 2020 (the “Extended Maturity Date”). Interest will be paid on Original Maturity Date and each Interest Payment Date thereafter until the Extended Maturity Date. The Company may not redeem the Bonds at its option prior to the Original Maturity Date except (i) if required for certain tax reasons, (ii) if the closing price of the Shares for 20 out of 30 consecutive Trading Days prior to the date of the relevant redemption notice is at least 130% of the Conversion Price then in effect, or (iii) if 90% in principal amount of the Bonds originally issued has already been redeemed or purchased or cancelled.

(e)	Evidence of Compliance with Conditions and Covenants.

So long as any Bond is outstanding, save with the approval of an Extraordinary Resolution, the Company will notify the Bond Trustee in writing immediately on becoming aware of the occurrence of any Event of Default or Potential Event of Default and submit to the Bond Trustee certificates regarding the Company’s and the Subsidiary Guarantors’ compliance with the provisions of the Trust Deed.

In respect of the CVR Agreement:

(a)	Events of Default.

Each of the following events is an “Event of Default,” with respect to the CVRs, under the CVR Agreement:

(i)	default in the payment of all or any part of any payment due under the CVR Agreement after a period of 30 days after such payment shall become due;

(ii)	default in the performance, or breach in any material respect, of any covenant or warranty of the Company in respect of the CVRs, and continuance of such default or breach for a period of 60 days after there has been given to the Company by the CVR Trustee or to the Company and the CVR Trustee by the Holders of at least 25% of CVRs then outstanding, a written notice specifying such default or breach and requiring it to be remedied;

(iii)	there occurs with respect to any indebtedness of the Company or any Restricted Subsidiary (other than a Subordinated Shareholder Loan) having an outstanding principal amount of $20.0 million or more in the aggregate for all such indebtedness of all such persons, (i) an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and/or (ii) a failure to make a principal payment when due;

(iv)	one or more final judgments or orders for the payment of money are rendered against the Company or any Restricted Subsidiary and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $20.0 million (in excess of amounts which the Company’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(v)	an involuntary case or other proceeding is commenced against the Company or any Significant Restricted Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar Law seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Restricted Subsidiary or for any substantial part of the property and assets of the Company or any Significant Restricted Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days; or an order for relief is entered against the Company or any Significant Restricted Subsidiary under any applicable bankruptcy, insolvency or other similar Law;

(vi)	the Company or any Significant Restricted Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar Law, or consents to the entry of an order for relief in an involuntary case under any such Law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Restricted Subsidiary, or for all or substantially all of the property and assets of the Company or any Significant Restricted Subsidiary, or (iii) effects any general assignment for the benefit of creditors; or

(vii)	suspension of the trading of the Company’s Common Shares on the Hong Kong Stock Exchange or any other Qualified Exchange on which the Company’s Common Shares are at any time listed for trading after lifting of the suspension of trading of such shares existing as of the Exchange Date, and such suspension continues for more than 30 consecutive Trading Days.

(b)	Authentication and Delivery of CVRs

A Global CVR will be issued in the amount of the aggregate principal amount of the CVRs. In order to issue a Global CVR, the Company will deliver a Company Order for the authentication and delivery of the Global CVR, instructing the CVR Authenticating Agent to authenticate and the CVR Registrar to deliver such Global CVR in accordance with such Company Order and as provided in the CVR Agreement. Such Company Order shall be accompanied by a Global CVR executed by the Company and delivered to the CVR Authenticating Agent for authentication in accordance with such Company Order.

No Global CVR shall be entitled to any benefit under the CVR Agreement or be valid or obligatory for any purpose unless there appears on such Global CVR a certificate of authentication executed by the CVR Authenticating Agent, and such certificate of authentication upon any Global CVR shall be conclusive evidence, and the only evidence, that such Global CVR has been duly authenticated and delivered and that the Holder is entitled to the benefits of the CVR Agreement.

(c)	CVR Trigger Event.

Holders of the CVRs shall be entitled to the payment of $14 for each CVR they hold upon the occurrence of each of the following triggering events (each, a “CVR Triggering Event”):

(i)	when the Implied Market Capitalization of the Common Shares exceeds HK$10,075,000,000;

(ii)	when the Implied Market Capitalization of the Common Shares exceeds HK$12,594,000,000;

(iii)	when the Implied Market Capitalization of the Common Shares exceeds HK$15,742,000,000;

(iv)	when the Implied Market Capitalization of the Common Shares exceeds HK$19,678,000,000; and

(v)	when the Implied Market Capitalization of the Common Shares exceeds HK$20,542,000,000.

As soon as reasonably practicable after the occurrence of each CVR Triggering Event the Company will deliver a written notice to the clearing systems through which the CVRs are held informing such clearing systems that such CVR Triggering Event has occurred and specifying the Settlement Record Date and Settlement Date in respect of such CVR Triggering Event.

(d)	Settlement of Payment in Cash or in Common Shares.

The Company will settle any payment triggered under the CVRs upon the occurence of any CVR Triggering Event in cash, or the Company may elect to settle any such payment in Common Shares in lieu of cash by giving notice at least five Business Days prior to the Settlement Date or the Fundamental Change Payment Date to the CVR Trustee, the CVR Agents and the Holders; provided that the Company must settle in cash all amounts caused by certain Fundamental Changes or Events of Default unless the consideration to be received upon conversion or exchange of the Common Shares consists of common stock of another person that trades on the Hong Kong Stock Exchange or another Qualified Exchange.

(e)	Evidence of Compliance with Conditions and Covenants.

Upon any application or request by the Company to the CVR Trustee to take any action under any provision of the CVR Agreement, the Company shall furnish to the CVR Trustee an Officers’ Certificate stating that, in the opinion of the signor, all conditions precedent, if any, provided for in the CVR Agreement relating to the proposed action have been complied with, and an Opinion of Counsel stating, subject to customary exceptions, that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of the CVR Agreement relating to such particular application or request, no additional certificate or opinion need be furnished.

In addition, the Company will deliver to the CVR Trustee an Officers’ Certificate within 120 days after the end of each fiscal year of the Company, to be executed by the principal executive officer, principal financial officer or principal accounting officer of the Company and stating whether or not, to the best knowledge of the signer(s) thereof, the Company is in breach in the performance and observance of any of the terms, provisions or conditions of the CVR Agreement.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New HY Notes, the Mandatorily Exchangeable Bonds or the CVRs.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 28, consecutively.

(b)	Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, trustee under the Indentures to be qualified (included as Exhibit 25.1 hereto).

(c)	Statement of Eligibility and Qualification on Form T-1 of U.S. Bank National Association, trustee under the Trust Deed and CVR Agreement to be qualified (included as Exhibit 25.2 hereto).

(d)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of each trustee:

Exhibit T3A.1	The Memorandum of Association of Kaisa Group Holdings Ltd.

Exhibit T3A.2	The Memorandum of Association of Advance Guard Investments Limited

Exhibit T3A.3	The Certificate of Incorporation and Memorandum of Association of Apex Walk (Hong Kong) Limited

Exhibit T3A.4	The Memorandum of Association of Apex Walk Limited

Exhibit T3A.5	The Certificate of Incorporation and Memorandum of Association of Bakai Investments (Hong Kong) Limited

Exhibit T3A.6	The Memorandum of Association of Bakai Investments Limited

Exhibit T3A.7	The Certificate of Incorporation and Memorandum of Association of Central Broad (Hong Kong) Investment Limited

Exhibit T3A.8	The Memorandum of Association of Central Broad Limited

Exhibit T3A.9	The Memorandum of Association of Chang Ye Investment Company Limited

Exhibit T3A.10	The Memorandum of Association of Cornwell Holdings (Hong Kong) Limited

Exhibit T3A.11	The Memorandum of Association of Da Hua Investment Company Limited

Exhibit T3A.12	The Memorandum of Association of Dong Chang Investment Company Limited

Exhibit T3A.13	The Memorandum of Association of Dong Sheng Investment Company Limited

Exhibit T3A.14	The Memorandum of Association of Fulbright Financial Group (Development) Limited

Exhibit T3A.15	The Memorandum of Association of Fulbright Financial Group (Enterprise) Limited

Exhibit T3A.16	The Certificate of Incorporation and Memorandum of Association of Fulbright Financial Group (Hong Kong) Limited

Exhibit T3A.17	The Memorandum of Association of Goldenform Company Limited

Exhibit T3A.18	The Memorandum of Association of Guang Feng Investment Company Limited

Exhibit T3A.19	The Certificate of Incorporation and Memorandum of Association of Guo Cheng (Hong Kong) Investment Limited

Exhibit T3A.20	The Memorandum of Association of Guo Cheng Investments Limited

Exhibit T3A.21	The Memorandum of Association of Heng Chang Investment Company Limited

Exhibit T3A.22	The Memorandum of Association of Hong Kong Jililong Industry Co., Limited

Exhibit T3A.23	The Memorandum of Association of Hong Kong Kaisa Industry Co., Limited

Exhibit T3A.24	The Certificate of Incorporation and Memorandum of Association of Hong Kong Kaisa Trading Limited

Exhibit T3A.25	The Certificate of Incorporation and Memorandum of Association of Hong Kong Wanyuchang Trading Limited

Exhibit T3A.26	The Certificate of Incorporation and Memorandum of Association of Hong Kong Zhaoruijing Trading Limited

Exhibit T3A.27	The Memorandum of Association of Jet Smart Global Development Limited

Exhibit T3A.28	The Memorandum of Association of Jie Feng Investment Company Limited

Exhibit T3A.29	The Memorandum of Association of Jin Chang Investment Company Limited

Exhibit T3A.30	The Certificate of Incorporation and Memorandum of Association of Kaisa Finance Holdings Limited

Exhibit T3A.31	The Certificate of Incorporation and Memorandum of Association of Kaisa Holdings Limited

Exhibit T3A.32	The Memorandum of Association of Kaisa Investment (China) Limited

Exhibit T3A.33	The Memorandum of Association of Kaisa Investment Consulting Limited

Exhibit T3A.34	The Memorandum of Association of Leisure Land Hotel Management (China) Limited

Exhibit T3A.35	The Memorandum of Association of Multi-Shiner Limited

Exhibit T3A.36	The Certificate of Incorporation and Memorandum of Association of Profit Victor Investments (Hong Kong) Limited

Exhibit T3A.37	The Memorandum of Association of Regal Silver Manufacturing Limited

Exhibit T3A.38	The Certificate of Incorporation and Memorandum of Association of Ri Xiang (Hong Kong) Investment Limited

Exhibit T3A.39	The Memorandum of Association of Ri Xiang Investments Limited

Exhibit T3A.40	The Certificate of Incorporation and Memorandum of Association of Rich Tech Hong Kong Investment Limited

Exhibit T3A.41	The Memorandum of Association of Rong Hui Investment Company Limited

Exhibit T3A.42	The Memorandum of Association of Rui Jing Investment Company Limited

Exhibit T3A.43	The Memorandum of Association of Success Take International Limited

Exhibit T3A.44	The Memorandum of Association of Tai An Da Investment Company Limited

Exhibit T3A.45	The Memorandum of Association of Tai Chang Jian Investment Company Limited

Exhibit T3A.46	The Memorandum of Association of Tai Chong Fa Investment Company Limited

Exhibit T3A.47	The Memorandum of Association of Tai Chong Li Investment Company Limited

Exhibit T3A.48	The Memorandum of Association of Tai He Sheng Investment Company Limited

Exhibit T3A.49	The Memorandum of Association of Tai He Xiang Investment Company Limited

Exhibit T3A.50	The Memorandum of Association of Topway Asia Group Limited

Exhibit T3A.51	The Certificate of Incorporation and Memorandum of Association of Vast Wave (Hong Kong) Limited

Exhibit T3A.52	The Memorandum of Association of Vast Wave Limited

Exhibit T3A.53	The Memorandum of Association of Victor Select Limited

Exhibit T3A.54	The Memorandum of Association of Wan Jin Chang Investment Company Limited

Exhibit T3A.55	The Memorandum of Association of Wan Rui Chang Investment Company Limited

Exhibit T3A.56	The Memorandum of Association of Wan Rui Fa Investment Company Limited

Exhibit T3A.57	The Memorandum of Association of Wan Tai Chang Investment Company Limited

Exhibit T3A.58	The Memorandum of Association of Woodland Height Holdings Limited

Exhibit T3A.59	The Certificate of Incorporation and Memorandum of Association of Xian Zhang (Hong Kong) Limited

Exhibit T3A.60	The Memorandum of Association of Xian Zhang Limited

Exhibit T3A.61	The Memorandum of Association of Xie Mao Investment Company Limited

Exhibit T3A.62	The Memorandum of Association of Ye Chang Investment Company Limited

Exhibit T3A.63	The Memorandum of Association of Yi Qing Investment Company Limited

Exhibit T3A.64	The Memorandum of Association of Yifa Trading Limited

Exhibit T3A.65	The Certificate of Incorporation and Memorandum of Association of Yin Jia (Hong Kong) Investment Limited

Exhibit T3A.66	The Memorandum of Association of Yin Jia Investments Limited

Exhibit T3A.67	The Memorandum of Association of Yong Rui Xiang Investment Company Limited

Exhibit T3A.68	The Memorandum of Association of Zhan Zheng Consulting Company Limited

Exhibit T3A.69	The Memorandum of Association of Zheng Zhong Tian Investment Company Limited

Exhibit T3B.1	The Articles of Association of Kaisa Group Holdings Ltd.

Exhibit T3B.2	The Articles of Association of Advance Guard Investments Limited

Exhibit T3B.3	The Articles of Association of Apex Walk (Hong Kong) Limited

Exhibit T3B.4	The Articles of Association of Apex Walk Limited

Exhibit T3B.5	The Articles of Association of Bakai Investments (Hong Kong) Limited

Exhibit T3B.6	The Articles of Association of Bakai Investments Limited

Exhibit T3B.7	The Articles of Association of Central Broad (Hong Kong) Investment Limited

Exhibit T3B.8	The Articles of Association of Central Broad Limited

Exhibit T3B.9	The Articles of Association of Chang ye investment company limited

Exhibit T3B.10	The Articles of Association of Cornwell Holdings (Hong Kong) Limited

Exhibit T3B.11	The Articles of Association of Da Hua Investment Company Limited

Exhibit T3B.12	The Articles of Association of Dong Chang Investment Company Limited

Exhibit T3B.13	The Articles of Association of Dong Sheng Investment Company Limited

Exhibit T3B.14	The Articles of Association of Fulbright Financial Group (Development) Limited

Exhibit T3B.15	The Articles of Association of Fulbright Financial Group (Enterprise) Limited

Exhibit T3B.16	The Articles of Association of Fulbright Financial Group (Hong Kong) Limited

Exhibit T3B.17	The Articles of Association of Goldenform Company Limited

Exhibit T3B.18	The Articles of Association of Guang Feng Investment Company Limited

Exhibit T3B.19	The Articles of Association of Guo Cheng (Hong Kong) Investment Limited

Exhibit T3B.20	The Articles of Association of Guo Cheng Investments Limited

Exhibit T3B.21	The Articles of Association of Heng Chang Investment Company Limited

Exhibit T3B.22	The Articles of Association of Hong Kong Jililong Industry Co., Limited

Exhibit T3B.23	The Articles of Association of Hong Kong Kaisa Industry Co., Limited

Exhibit T3B.24	The Articles of Association of Hong Kong Kaisa Trading Limited

Exhibit T3B.25	The Articles of Association of Hong Kong Wanyuchang Trading Limited

Exhibit T3B.26	The Articles of Association of Hong Kong Zhaoruijing Trading Limited

Exhibit T3B.27	The Articles of Association of Jet Smart Global Development Limited

Exhibit T3B.28	The Articles of Association of Jie Feng Investment Company Limited

Exhibit T3B.29	The Articles of Association of Jin Chang Investment Company Limited

Exhibit T3B.30	The Articles of Association of Kaisa Finance Holdings Limited

Exhibit T3B.31	The Articles of Association of Kaisa Holdings Limited

Exhibit T3B.32	The Articles of Association of Kaisa Investment (China) Limited

Exhibit T3B.33	The Articles of Association of Kaisa Investment Consulting Limited

Exhibit T3B.34	The Articles of Association of Leisure Land Hotel Management (China) Limited

Exhibit T3B.35	The Articles of Association of Multi-Shiner Limited

Exhibit T3B.36	The Articles of Association of Profit Victor Investments (Hong Kong) Limited

Exhibit T3B.37	The Articles of Association of Regal Silver Manufacturing Limited

Exhibit T3B.38	The Articles of Association of Ri Xiang (Hong Kong) Investment Limited

Exhibit T3B.39	The Articles of Association of Ri Xiang Investments Limited

Exhibit T3B.40	The Articles of Association of Rich Tech Hong Kong Investment Limited

Exhibit T3B.41	The Articles of Association of Rong Hui Investment Company Limited

Exhibit T3B.42	The Articles of Association of Rui Jing Investment Company Limited

Exhibit T3B.43	The Articles of Association of Success Take International Limited

Exhibit T3B.44	The Articles of Association of Tai An Da Investment Company Limited

Exhibit T3B.45	The Articles of Association of Tai Chang Jian Investment Company Limited

Exhibit T3B.46	The Articles of Association of Tai Chong Fa Investment Company Limited

Exhibit T3B.47	The Articles of Association of Tai Chong Li Investment Company Limited

Exhibit T3B.48	The Articles of Association of Tai He Sheng Investment Company Limited

Exhibit T3B.49	The Articles of Association of Tai He Xiang Investment Company Limited

Exhibit T3B.50	The Articles of Association of Topway Asia Group Limited

Exhibit T3B.51	The Articles of Association of Vast Wave (Hong Kong) Limited

Exhibit T3B.52	The Articles of Association of Vast Wave Limited

Exhibit T3B.53	The Articles of Association of Victor Select Limited

Exhibit T3B.54	The Articles of Association of Wan Jin Chang Investment Company Limited

Exhibit T3B.55	The Articles of Association of Wan Rui Chang Investment Company Limited

Exhibit T3B.56	The Articles of Association of Wan Rui Fa Investment Company Limited

Exhibit T3B.57	The Articles of Association of Wan Tai Chang Investment Company Limited

Exhibit T3B.58	The Articles of Association of Woodland Height Holdings Limited

Exhibit T3B.59	The Articles of Association of Xian Zhang (Hong Kong) Limited

Exhibit T3B.60	The Articles of Association of Xian Zhang Limited

Exhibit T3B.61	The Articles of Association of Xie Mao Investment Company Limited

Exhibit T3B.62	The Articles of Association of Ye Chang Investment Company Limited

Exhibit T3B.63	The Articles of Association of Yi Qing Investment Company Limited

Exhibit T3B.64	The Articles of Association of Yifa Trading Limited

Exhibit T3B.65	The Articles of Association of Yin Jia (Hong Kong) Investment Limited

Exhibit T3B.66	The Articles of Association of Yin Jia Investments Limited

Exhibit T3B.67	The Articles of Association of Yong Rui Xiang Investment Company Limited

Exhibit T3B.68	The Articles of Association of Zhan Zheng Consulting Company Limited

Exhibit T3B.69	The Articles of Association of Zheng Zhong Tian Investment Company Limited

Exhibit T3C.1	Form of Indenture related to the Series A Variable Rate Senior Notes Due December 31, 2019

Exhibit T3C.2	Form of Indenture related to the Series B Variable Rate Senior Notes Due June 30, 2020

Exhibit T3C.3	Form of Indenture related to the Series C Variable Rate Senior Notes Due December 31, 2020

Exhibit T3C.4	Form of Indenture related to the Series D Variable Rate Senior Notes Due June 30, 2021

Exhibit T3C.5	Form of Indenture related to the Series E Variable Rate Senior Notes Due December 31, 2021

Exhibit T3C.6	Form of Trust Deed related to the Variable Rate Mandatorily Exchangeable Bonds Due December 31, 2019

Exhibit T3C.7	Form of Contingent Value Rights Agreement

Exhibit T3C.8	Form of Intercreditor Agreement

Exhibit T3D.1*	Order by the Grand Court of the Cayman Islands approving, among other things, the Cayman Scheme

Exhibit T3D.2*	Order by the High Court of Hong Kong approving, among other things, the Hong Kong Scheme

Exhibit T3E.1	Explanatory Statement in relation to the Cayman Scheme and the Hong Kong Scheme

Exhibit T3E.2	Hong Kong Scheme of Arrangement

Exhibit T3E.3	Cayman Scheme of Arrangement

Exhibit T3F	Trust Indenture Act Cross Reference Sheet (included in Exhibits T3C.1 - T3C.7)

Exhibit T3H	Group structure chart showing direct and indirect subsidiaries of the Applicants

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, trustee under the Indentures to be qualified

Exhibit 25.2*	Statement of Eligibility and Qualification on Form T-1 of U.S. Bank National Association, trustee under the Trust Deed and CVR Agreement to be qualified

*	to be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations or private companies limited by shares, as applicable, each organized and existing under the laws of the British Virgin Islands or Hong Kong, as applicable, or in the case of Kaisa Group Holdings Ltd., organized and existing under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Shenzhen, the People’s Republic of China, on the 22nd day of April, 2016.

(SEAL)		Kaisa Group Holdings Ltd.

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Chang Ye Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Da Hua Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Dong Chang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Dong Sheng Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Guang Feng Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Heng Chang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Jie Feng Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Jin Chang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Rong Hui Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Rui Jing Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Tai He Xiang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Xie Mao Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Ye Chang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Zheng Zhong Tian Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Tai He Sheng Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Tai An Da Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Tai Chang Jian Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Tai Chong Fa Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Tai Chong Li Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Bakai Investments Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Yifa Trading Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Advance Guard Investments Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Victor Select Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Central Broad Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Guo Cheng Investments Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Ri Xiang Investments Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Yin Jia Investments Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Kaisa Investment Consulting Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Cornwell Holdings (Hong Kong) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Goldenform Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Hong Kong Jililong Industry Co., Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Kaisa Holdings Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Leisure Land Hotel Management (China) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Regal Silver Manufacturing Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Success Take International Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Woodland Height Holdings Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Yi Qing Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Yong Rui Xiang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Zhan Zheng Consulting Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Kaisa Investment (China) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Wan Rui Fa Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Wan Rui Chang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Wan Tai Chang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Wan Jin Chang Investment Company Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Multi-Shiner Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Hong Kong Kaisa Industry Co., Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Bakai Investments (Hong Kong) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Topway Asia Group Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Kaisa Finance Holdings Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Hong Kong Kaisa Trading Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Hong Kong Wanyuchang Trading Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Hong Kong Zhaoruijing Trading Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Profit Victor Investments (Hong Kong) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Central Broad (Hong Kong) Investment Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Guo Cheng (Hong Kong) Investment Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Ri Xiang (Hong Kong) Investment Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Yin Jia (Hong Kong) Investment Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Jet Smart Global Development Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Apex Walk Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Vast Wave Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Xian Zhang Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Rich Tech Hong Kong Investment Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Apex Walk (Hong Kong) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Vast Wave (Hong Kong) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Xian Zhang (Hong Kong) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Fulbright Financial Group (Enterprise) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Fulbright Financial Group (Development) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory

(SEAL)		Fulbright Financial Group (Hong Kong) Limited

Attest:	/s/ Lee Kin Ping	By:	/s/ Zheng Yi
	Name: Lee Kin Ping		Name: Zheng Yi
Title: Authorized Signatory